AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1997

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 6

                                     TO

                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                           GIDDINGS & LEWIS, INC.
                         (Name of Subject Company)

                           GIDDINGS & LEWIS, INC.
                     (Name of Person Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
         (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                375048-10-5
                   (CUSIP Number of Class of Securities)

                           TODD A. DILLMANN, ESQ.
                      CORPORATE COUNSEL AND SECRETARY
                              142 DOTY STREET
                        FOND DU LAC, WISCONSIN 54935
                               (414) 921-4100
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of the
                        person(s) filing statement)

                              With a Copy to:

                       CHARLES W. MULANEY, JR., ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                            333 W. WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700


               This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 18, 1997, as amended (the "Schedule 14D-9"), relating to the offer by TAQU, Inc., a Delaware corporation ("TAQU") and indirect wholly-owned subsidiary of Thyssen Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Thyssen"), to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Common Stock" or the "Shares"), together with the associated preferred share purchase rights (the "Rights"), of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $21 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1997, and in the related Letter of Transmittal (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.

          ITEM 3.   IDENTITY AND BACKGROUND.

               Item 3(b) is hereby amended and supplemented by adding thereto the following:

               The Information Statement containing the information required by Section 14(f) of the Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, relating to the appointment of persons designated by Thyssen to a majority of the seats on the Board of Directors of the Company, is hereby amended and supplemented by the Supplement to Information Statement, which is attached as Schedule I-A hereto and is incorporated herein by reference.

          ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

               Item 8(e) of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

               On July 31, 1997, Thyssen announced that TAQU had accepted for payment and purchased all Shares tendered pursuant to the Thyssen Offer. The Thyssen Offer expired as scheduled at 5:00 p.m., New York City time, on Wednesday, July 30, 1997. Thyssen said that approximately 30,046,549 Shares had been tendered in the Thyssen Offer, including approximately 626,826 by notice of guaranteed delivery, which constitutes over 96% of the outstanding Shares. The full text of the press release is filed herewith as Exhibit 15, which press release is incorporated by reference.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 15     Press Release issued by Thyssen AG,
                              dated July 31, 1997.


          SCHEDULE I.    INFORMATION STATEMENT

               The Information Statement, previously mailed to shareholders of record on or about June 18, 1997, is hereby amended and supplemented by the Supplement to Information Statement, mailed on or about August 1, 1997, to shareholders of record on July 31, 1997. The Supplement relates to the appointment of persons designated by Thyssen to a majority of the seats on the Board of Directors of the Company. The Information Statement, as supplemented, contains the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Supplement is attached as Schedule I-A hereto and incorporated herein by reference.


                                  SIGNATURE

               After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   GIDDINGS & LEWIS, INC.

                                   By:   /s/ Douglas E. Barnett
                                        ______________________________
                                   Name:  Douglas E. Barnett
                                   Title: Vice President and Corporate
                                            Controller

          Dated:  August 1, 1997


                                  EXHIBIT INDEX

          Exhibit No.    Description

          *Exhibit 1     Summary of Merger Agreement from the Offer to
                         Purchase attached as Exhibit (a)(1) to the
                         Schedule 14D-1, filed with the Commission by
                         Thyssen AG and TAQU, Inc. on June 18, 1997.
          *Exhibit 2     Agreement and Plan of Merger, dated as of
                         June 11, 1997, by and among Giddings & Lewis,
                         Inc., Thyssen AG and TAQU, Inc.
          *Exhibit 3     Letter to Shareholders, dated June 18, 1997.
          *Exhibit 4     Press Release issued by Giddings & Lewis,
                         Inc. and Thyssen AG, dated June 12, 1997.
          *Exhibit 5     Written Opinion of Credit Suisse First Boston
                         Corporation, dated June 8, 1997.
          *Exhibit 6     First Amendment to Rights Agreement, dated
                         June 8, 1997, between Giddings & Lewis, Inc.
                         and Firstar Trust Company.
          *Exhibit 7     Complaint seeking Declaratory and Injunctive
                         Relief filed in the United States District
                         Court for the Eastern District of Wisconsin
                         on April 25, 1997 (incorporated by reference
                         to Exhibit 10 to the Schedule 14D-9 of the
                         Company with respect to the HII Offer, filed
                         with the Commission on May 8, 1997).
          *Exhibit 8     Class Action seeking Declaratory and
                         Injunctive Relief filed in the Circuit Court
                         of Milwaukee County, Wisconsin, on May 6,
                         1997 (incorporated by reference to Exhibit 11
                         to the Schedule 14D-9 of the Company with
                         respect to the HII Offer, filed with the
                         Commission on May 8, 1997).
          *Exhibit 9     Complaint seeking Declaratory and Injunctive
                         Relief filed in the United States District
                         Court for the Eastern District of Wisconsin
                         on May 13, 1997 (incorporated by reference to
                         Exhibit 12 to the Schedule 14D-9 of the
                         Company with respect to the HII Offer, filed
                         with the Commission on May 8, 1997).
          *Exhibit 10    Press Release issued by Giddings & Lewis,
                         Inc., dated June 18, 1997.
          *Exhibit 11    Press Release issued by Giddings & Lewis,
                         Inc., dated July 2, 1997.
          *Exhibit 12    Press Release issued by Giddings & Lewis,
                         Inc. and Thyssen AG, dated July 14, 1997.
          *Exhibit 13    Press Release issued by Thyssen AG, dated
                         July 22, 1997.
          *Exhibit 14    Press Release issued by Giddings & Lewis,
                         Inc. and Thyssen AG, dated July 24, 1997.
           Exhibit 15    Press Release issued by Thyssen AG, dated
                         July 31, 1997.

          _____________________________________

          *Previously Filed